October 30, 2007

Kim Browning

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 5-5

Washington, DC 20549-0506

Re:	MassMutual Select Funds (the “Trust”)

1933 Act File No. 33-73824

1940 Act File No. 811-8274

Follow-Up Comments received for N-14 filed on September 14, 2007

Dear Ms. Browning:

Below is a summary of the follow-up comments I received from you on October 24, 2007 regarding certain of our responses, dated October 23, 2007, to comments received on October 16, 2007 with respect to the above-mentioned Trust, together with our responses. I appreciate the time you took to carefully review our responses and have tried to address each of your follow-up comments. Please contact me at 413-744-6602 if you have any questions. Thank you.

Prospectus/Information Statement Comments

1) Comparison of the investment objectives, principal investment strategies and policies of the Growth Equity Fund with those of the Blue Chip Growth Fund

Comment: With respect to comment/response #4 in the October 23, 2007 letter to the staff, please add disclosure to discuss all of the material differences between the Funds’ objectives, strategies and risks.

Response: We continue to believe that all material differences that we have identified have been appropriately disclosed. However, to address the staff’s concern, we will add disclosure to the clarify that the Growth Equity Fund’s fundamental investment objective includes a reference to the Fund’s investment for future income, whereas the Blue Chip Growth Fund’s fundamental investment objective does not.

2) Comparison of the investment objectives, principal investment strategies and policies of the Growth Equity Fund with those of the Blue Chip Growth Fund

Comment: With respect to comment/response #5 in the October 23, 2007 letter to the staff, disclose the specific securities in which a fund will invest. The staff objects to the use of the following type of equivocal language: “including options, futures, and swap contracts” or “e.g., creating equity exposure through the use of futures contracts or other derivative instruments.” Complete disclosure should be included.

Response: We note the staff’s concern; however, we have decided not to make a change at this time because the disclosure at issue is that of the acquired fund which will no longer exist upon completion of the merger. (We would note that the Fund has not historically used derivatives transactions to any material extent.)

3) Trustees’ Considerations Relating to the Merger

Comment: Clarify the response to comment #18 in the October 23, 2007 letter to the staff.

Response: The Trustees considered that the investment policies of the two Funds were substantially similar.

4) Trustees’ Considerations Relating to the Merger

Comment: With respect to comment/response #19 in the October 23, 2007 letter to the staff, please add disclosure concerning how the Trustees concluded that the merger was in the best interest of shareholders to the extent that any of the post-merger fees will be higher.

Response: The relevant language on pages 17 and 18 of the Prospectus/Information Statement will be revised to read as follows:

“The Board considered that the Merger is expected to result in a larger fund, having combined assets over $1 billion. The Board also considered that MassMutual had agreed to implement a permanent reduction in the management fee paid by the combined Fund following the Merger. It considered that, although the total expenses of the combined Fund were expected to be higher than those of the Growth Equity Fund currently, MassMutual had agreed to implement an expense limitation for the coming year (since extended to March 31, 2010) below the current expense level of the Growth Equity Fund, and the combined Fund had the potential over time to achieve a reduced total expense ratio through continued growth and achievement of related economies of scale, which would be beneficial to shareholders.”

SAI Comments

1) Pro Forma Portfolio of Investments (Unaudited)

Comment: With respect to comment/response #2 in the October 23, 2007 letter to the staff, please identify any securities that will be sold in order to comply with the acquiring fund’s investment policies.

Response: We will make the requested change.

As requested, we acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/ Jill Nareau Robert
Jill Nareau Robert
Counsel
Massachusetts Mutual Life Insurance Company

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